July 10, 2024

Benjamin Miller
Chief Executive Officer
Rise Companies Corp
11 Dupont Circle NW
9th Floor
Washington, DC 20036

        Re: Rise Companies Corp
            Post-Qualification Amendment No. 4 to
            Offering Statement on Form 1-A
            Filed June 11, 2024
            File No. 024-12141
Dear Benjamin Miller:

       We have reviewed your amendment and have the following comment.

         Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No. 4 to Offering Statement on Form 1-A
General

1. We note that on your website, on your page for "Client returns," and in certain of your client letters, such as the letter dated January 9, 2023, you refer to an aggregated Fundrise return for investments, and that in your investor letter, dated November 15, 2023, you reference the returns of the Vanguard S&P 500 ETF (VOO) and Vanguard REIT ETF
       (VNQ). Please remove from your website and investor letters such aggregated Fundrise return disclosures because each fund is an individual fund with individual returns and losses, and also remove the references to the Vanguard returns, or advise.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 July 10, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   David H. Roberts, Esq.